UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 21, 60 Margaret Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 9, 2021, Iris Energy Limited (the “Company”) released a monthly investor update regarding its results of operations for November 2021 and provided a business update. A copy of the Company’s investor update is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Iris Energy Limited, November 2021 Monthly Investor Update, dated December 9, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: December 9, 2021	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director